October 14, 2005

Mail Stop 3561

Robert S. Prather, Jr.
President and Chief Executive Officer
Triple Crown Media, Inc.
546 East Main Street
Lexington, Kentucky 40508

> **Re: Triple Crown Media, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 13, 2005**
> **File No. 333-128270**

Dear Mr. Prather:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1.   We note that you are using the Form S-4 to register the shares to be issued upon consummation of the spin-off and the merger. Please note that Form S-1 (or Form S-3 if eligible) is the appropriate form for the issuance of the shares in the spin-off. Accordingly, please file all subsequent amendments on a joint Form S-1/S-4.

Prospectus Cover Page/Letter to Bull Run Shareholders

2.   Please state in both the letter to Bull Run Shareholders and the letter to the Gray shareholders the total number of TCM shares currently expected to be issued under the proposed merger, as required by Item 501(b)(2) of Regulation S-K.

3.   Please disclose prominently in both letters to shareholders the value of the merger consideration Bull Run shareholders will receive is currently unknown and disclose the approximate percentage of TCM that the Gray shareholders and Bull Run shareholders will own after the merger is completed. Please also disclose the $40 million that TCM will pay to Gray.

4.   Please revise to clearly indicate that the proxy statement and form of proxy are preliminary copies. See Rule 14a-6(e)(1).

5.   Your description of the transaction is overly mechanical. Please revise to explain the business of TCM following the spin-off using clear, everyday language.

6.   In the paragraph where you disclose that certain directors, officers and shareholders have interests that are different from the interests of other Bull Run shareholders, please also disclose the positions that Messrs. Robinson, Prather and Howell have with each company. Please similarly disclose this in Gray Television's letter to its shareholders. Please also disclose in this letter the percent of Bull Run's common stock and each class of preferred stock that the executive officers and directors own as a group. Please also disclose that they have orally agreed to vote in favor of the merger agreement and that, as a result, the officers and directors are able to approve the merger agreement and the merger without the affirmative vote of any other shareholder of Bull Run.

Bull Run Corporation Notice of Special Meeting of Shareholders

7.   We note your disclosure that "[y]our vote is very important." Please tell us in your response letter and clarify in your letter to shareholders why the vote of Bull Run's shareholders is important given that the officers and directors of Bull Run can approve the merger without the affirmative vote of any other Bull Run shareholder. For example, in the

event that a significant number of unaffiliated Bull Run shareholders vote to not approve the merger, would Bull Run consider requesting revised terms of the proposed merger?

Questions and Answers, page 1

8.   This section is too long and overwhelms the forefront of your document. The purpose of this section should be to anticipate likely questions regarding the transaction, not to summarize the transaction. Compare the Q&A with your summary and remove the repetitive disclosure from the Q&A unless the information is what one would typically expect a shareholder to inquire about.

9.   Add a Q&A entitled "Why does the Bull Run board of directors want shareholders to vote on the transaction since the transaction will be approved by insiders?"

Summary, page 13

The Companies, page 13

10.   In your brief discussion of Bull Run's and Gray's businesses, please note their current financial condition, including revenues and net income or losses for both companies for fiscal 2004.

The Merger, page 16

Conditions, page 19

11.   We note your disclosure that each of the conditions can be waived. Disclose whether it is the Bull Run board's intent to resolicit shareholder approval of the merger if either party waives material conditions. Note our position that resolicitation is generally required when companies waive material conditions to a merger.

Comparative Historical and Pro Forma Per Share Data, page 29

12.   Please refer to the last paragraph. We are unable to locate the pro forma equivalent per share data. Revise or advise.

Risk Factors, page 32

13.   Ensure that each caption clearly reflects the risk that you discuss in the text. Many of your risk factors either state a fact or uncertainty or merely allude to a risk. Others do not accurately describe the risk being discussed. See, for example:

- The deal-protection provisions of the Merger Agreement . . ., page 33
- At the time of the spin-off Gray creditors may attempt . . ., page 33
- Certain directors, officers and shareholders of Gray . . ., page 33
- TCM's advertising revenue is subject to seasonal fluctuations, page 35
- TCM operates in highly competitive industries, page 35
- TCM's results of operations are dependent upon the price . . ., page 36
- TCM's development of new publications for its markets . . ., page 37
- TCM will be required to evaluate its goodwill and FCC licenses . . ., page 38
- TCM is subject to environmental laws and reguklations, page 38
- Bull Run's business is very competitive and some of its competitors . . ., page 40
- Bull Run is subject to environmental laws and regulations, page 41
- The Newspaper Publishing Business and the GrayLink Wireless . . ., page 41
- TCM will increase its leverage as a result of the Refinancing, page 43

These are only examples. Revise throughout to succinctly state in your caption the particular risk that results from the uncertainty, and tailor the caption to reflect the particular risk to you or potential investors.

TCM's business, financial condition and results of operations . . ., page 32

14.   Disclose the several existing material contracts of Bull Run that require consent and quantify how much revenue these contracts represent.

Gray and Bull Run will incur substantial expenses . . ., page 32

15.   Quantify these expenses for each of Gray and Bull Run.

Failure to complete the merger . . ., page 33

16.   Please expand your disclosure to address why the failure to complete the merger could cause Bull Run's stock price to decline.

Certain directors, officers and shareholders of Gray, TCM and Bull Run . . ., page 33

17.   Please expand your disclosure to briefly describe these interests and clarify the risk to investors.

TCM depends on the economies and demographics . . ., page 35

18.   Disclose the geographic areas where TCM operates. Also, if certain geographical areas have had recent economic downturns, please consider describing how your business has been impacted.

TCM's advertising revenue is subject to seasonal fluctuations, page 35

19.   Disclose the percent of TCM's 2004 advertising revenue that was attributable to the fourth quarter.

TCM operates in highly competitive markets, page 35

20.   Disclose the markets where TCM's newspapers and other publications are located. Also, disclose the competitor that is referenced and the three newspaper markets where this competitor also operates.

 The FTC's "do not call" rule may adversely affect TCM's ability . . ., page 37

21.   Please describe how the "do not call" rule has impacted your telephone marketing efforts.

Advances in technology could enable TCM's competitors . . ., page 38

22.   Describe to the extent that TCM's competitors have introduced new technology and lowered prices.

TCM will be required to evaluate its goodwill and FCC licenses . . ., page 38

23.   Expand this risk factor so that investors can better assess the magnitude of this risk and how TCM's business could be impacted.

War terrorism or general economic downturn . . ., page 39

24.   Please avoid risk factors that could apply to any company. Generic risk factors do not represent meaningful disclosure. Accordingly, please delete this risk factor and the similar risk factor under Bull Run or significantly revise them to provide specific disclosure regarding how the business was impacted by prior similar events.

Bull Run's Association Management business . . ., page 40

25.   Briefly describe the requirements and timing to become an accredited association management company.

TCM may have potential conflicts of interest with Gray . . ., page 42

26.   Please clarify how theses conflicts of interest may arise.

TCM will increase its leverage as a result of the Refinancing, page 43

27.   To the extent possible, please quantify how much TCM's leverage will increase.

The Merger, page 52

Background of the Merger, page 53

28.   Please disclose the "several other media companies" that announced spin-offs and clarify how these announcements impacted the decision to proceed with the spin-off.

29.   Please discuss further the negotiation of key aspects of the proposed deal, including:

- the exchange ratio and type of merger consideration;

- the final percentage of outstanding TCM stock that TCM's shareholders and Bull Run's shareholders would own post-merger;

- the deal protection provisions;

- the tax sharing agreement; and

- the side letter.

30.   Please describe the alternatives presented by SunTrust Robinson Humphrey in greater detail and disclose the substance of the Bull Run Special Committee's July 11, 2005 discussions about the various alternatives.

31.   Please clarify whether the July 14 term sheet reflected all of the material terms that were ultimately agreed upon by the parties with the exception of the treatment of Mr. Robinson's cash advances.

Bull Run's Reasons for the Merger . . ., page 62

32.   Please expand the disclosure to discuss what consideration the Bull Run Special Committee and Bull Run's board gave to potentially adverse factors.

Opinion of the Financial Advisor of the Bull Run Special Committee, page 63
Opinion of HL Financial, page 78

33.   Please provide us with any analyses, reports, presentations, or similar materials, including projections and forecasts, provided to or prepared by Bull Run's or Gray's and TCM's

financial advisors in connection with rendering the fairness opinions. We may have further comment upon receipt of these materials.

34.   Please note that disclosure of financial forecasts prepared by management is generally required if the forecasts were provided to a third-party financial advisor, including a merging party's advisor. Accordingly, please disclose all material projections that were exchanged among Bull Run, Gray and their respective financial advisors, or advise us why they are not material. For example, please disclose the "certain historical and projected financial and operating data concerning Bull Run and the publishing and paging operations of Gray . . . furnished to SunTrust Robinson Humphrey by Bull Run and Gray.

35.   Please disclose the dates that the fairness advisors were engaged to provide their advisory services. Also provide us with copies of the engagement letters.

36.   As required by Item 1015(b)(4) of Regulation M-A, please quantify the compensation that SunTrust Robinson Humphrey and Houlihan Lokey will receive in exchange for rendering their services in connection with this transaction. Also disclose the compensation that the SunTrust Robinson Humphrey received for the services it provided to Bull Run during the past two years pursuant to Item 1015(b)(4) of Regulation M-A.

37.   Quantify the portion of the fees payable to each of the advisors that are contingent upon the consummation of the transactions. In addition, revise any references to the advisors' opinions and analyses appearing in "Bull Run's Reasons for the Merger" and "Gray's and TCM's Reasons for the Merger" to address these contingent payments.

38.   Please describe in greater detail the nature of the following information reviewed by SunTrust Robinson Humphrey:

- ". . . certain publicly available information concerning Bull Run and Gray Television . . ."; and
- ". . . other financial statistics and undertook other analyses and investigations

To the extent applicable, please provide similarly detailed information regarding the information reviewed by HL Financial and disclosed on page 78.

39.   To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language what the financial advisors did and how the analysis and conclusion are relevant to shareholders and, specifically, to the consideration that they are receiving in the merger. In particular, explain further how the results of each analysis demonstrate or support whether the consideration is fair to shareholders. Include a more detailed summary of the analyses performed, such as the multiples, ranges, means/medians and quantified values calculated for each analysis. Also describe the purpose of each analysis. In this regard, for each analysis, explain the

conclusions stockholders should draw from the reported results. Reduce the amount of financial jargon and avoid unnecessary financial terms that make the disclosure very difficult to understand. Among your revisions, explain what the advisors mean by "implied equity values," "terminal value," and "perpetual growth rate." We may have further comments once we have reviewed the revised disclosure.

Discounted Cash Flow Analysis, page 68

40.   Please expand your discussion of how SunTrust Robinson Humphrey calculated the weighted average cost of capital range from 10% to 20% for Bull Run. Provide similar discussions regarding the other discounted cash flow analyses.

Gray's and TCM's Reasons for the Merger, page 76

41.   Please expand your explanation of the factors you list and why they supported the decisions of the Gray board of directors, TCM's board of directors, the Gray special committee and the TCM special committee. For example, discuss "the complementary businesses and the potential for synergies, revenue enhancement and cost savings." In addition, discuss the "enhanced strategic and market position of the combined company . . ." and "the existing general and administrative infrastructure of Bull Run" and explain how these factors supported the decision to approve the transaction. In addition, please explain how the "terms of the Merger Agreement" impacted the decision. Under the countervailing factors, please explain what is meant by "the relative valuation issues" and why this factor did not weigh in favor of the transaction. These are examples only. Please revise.

The Merger Agreement, page 91

42.   We note your statement in the second italicized paragraph that "[i]t is not intended to provide any other factual information about TCM, BR Acquisition Corp. or Bull Run. Such information can be found elsewhere in this proxy statement/ prospectus/ information statement and in other public filings . . ." In addition, we note your statements that the agreement is "solely for the benefit" of TCM, Br Acquisition Corp. and Bull Run and "solely for the purposes of the contract." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. Please similarly revise your disclosure on page 113.

43.   We note your disclosure in the third italicized paragraph and in the third italicized paragraph on page 113 that "certain representations and warranties may not be accurate or complete as of any specified date . . ." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/ prospectus/ information statement not misleading.   Please revise your disclosure to acknowledge that to the extent that your

representations and warranties are not accurate or complete you have included accurate and complete disclosure in your proxy statement/ prospectus/ information statement.

44.   Your disclosure states that investors "should not rely" upon the disclosures regarding representations and warranties as statements of "factual information" This statement appears to limit reliance by investors on the descriptions of the representations and warranties. Note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties contained in a merger agreement. As a result, we view this limitation as inappropriate since the disclosures regarding the merger agreement are being provided to shareholders in a public disclosure document under the federal securities laws. Please revise here and on page 113 to delete the limitation.

The Bull Run Special Meeting, page 106

Solicitation of Proxies, page 108

45.   We note your statement that proxies may be solicited "in person or by telephone, telegraph or facsimile transmission." Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

Refinancing, page 117

46.   We note your disclosure that "TCM is also considering other financing alternatives." Please briefly describe these alternatives.

Management's Discussion and Analysis of Financial Condition and Results of Operations of TCM, page 126

47.   Identify any known trends or uncertainties surrounding TCM and your industries, including those that may impact your future revenues, margins, net income (loss), etc. For example, do you expect the number of GrayLink's pagers in service to continue to decline? If so, how will this impact your overall financial condition? In this regard, do you believe that the percent of your total revenues attributable to the GrayLink wireless segment will continue to decline? See Item 303(a)(3)(ii) of Regulation S-K.

Liquidity and Capital Resources, page 131

48.   Please discuss and quantify your short-term and long-term cash requirements and disclose how you intend to fund them.

Combined Company Unaudited Pro Forma Condensed Financial Information, page 135

49.   Please provide the disclosures required under Rule 11-02(c)(3) of Regulation S-X.

Notes to Combined Company Unaudited Pro Forma Condensed Financial Information, page 139

50.   Please refer to adjustment (f) on page 140. Provide us with an analysis of how you considered EITF 00-19 in determining the appropriate accounting for the TCM Series A redeemable, convertible preferred stock. Also, tell us in your response letter how you will account for the exchange of Bull Run Corporation's vested and unvested options for your options.

51.   Please see adjustment (i) on page 143. Tell us in your response letter whether you assigned a fair value to Bull Run Corporation's contracts including the sports marketing contract with the University of Kentucky. If so, disclose the amount assigned to these contracts and the lives assigned to these intangible assets. If not, tell us in your response letter why your accounting is appropriate under FAS 141.

52.   Please refer to adjustment (k) on page 143. Revise to present the pro forma provision for income taxes calculated based on your statutory rate under Instruction #7 of Rule 11-02(b) of Regulation S-X.

TCM's Business, page 147

Competition, page 157

53.   To the extent available, please provide quantified information of your market position so that investors can assess your competitive standing compared to your competitors.

Bull Run's Business, page 160

54.   Please describe the terms of your material agreements in greater detail such as your agreement with CBS Sports. Also, with regard to your agreements for marketing and services, quantify the guaranteed rights fee and the percentage of revenues or profits that Bull Run is entitled to.

Sales and Marketing, page 161

55.   Clarify what you mean by providing "advertising and sponsorship opportunities . . . having access to all of Bull Run's vertically-integrated fulfillment capabilities."

Competition, page 162

56.   Please revise this section to discuss your relative standing within the industry and name the dominant competitors. Specifically, focus on your competitive position including a discussion of the positive and negative qualities of your business with respect to the competition within the industry.

Other Matters, page 186

57.   Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please revise this paragraph and the proxy card to include this language.

Annexes

58.   As required by Item 601(b)(2) of Regulation S-K, please include a list briefly identifying the contents of any omitted schedules, together with an agreement to furnish to us a copy of any omitted document upon request.

Exhibits

59.   Please file the legality opinion as soon as possible. We may have comments on the opinion after reviewing it.

60.   We note the reference to HL Financial being engaged to provide the solvency opinion at closing. File the consent of HL Financial and confirm in your response letter that the solvency opinion will be filed as an exhibit to the registration statement in a post-effective amendment at closing.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Senior Staff Attorney, at (202) 551-3378 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Arnold Jacobs, Esq.
        (212) 969-2900 (fax)